UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):	October 27, 2023

IMPERIAL OIL LIMITED
___________________________________________________________________
(Exact name of registrant as specified in its charter)

Canada	0-12014	98-0017682
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

505 Quarry Park Boulevard S.E., Calgary, Alberta	T2C 5N1
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:	1-800-567-3776

____________________________________________________________________
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[✓]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
None		None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

    Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 7.01	Regulation FD Disclosure

On October 27, 2023, Imperial Oil Limited (the “company”) by means of a press release announced the intention to initiate a substantial issuer bid pursuant to which the company will offer to purchase for cancellation up to $1,500,000,000 of its common shares. A copy of the press release is attached as Exhibit 99.1 to this report.

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited Shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedarplus.ca, or from Imperial Oil Limited’s website at www.imperialoil.ca.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibit is furnished as part of this report on Form 8-K:

99.1
News release of the company on October 27, 2023 announcing the intention to initiate a substantial issuer bid pursuant to which the company will offer to purchase for cancellation up to $1,500,000,000 of its common shares.

	104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPERIAL OIL LIMITED

Date: October 27, 2023

By:	/s/ Ian Laing

Name:	Ian Laing
Title:	Vice-president, general counsel and corporate secretary

By:	/s/ Cathryn Walker

Name:	Cathryn Walker
Title:	Assistant corporate secretary

Exhibit 99.1

Imperial announces intention to launch substantial issuer bid for up to $1,500,000,000

Calgary, AB – October 27, 2023 – Imperial Oil Limited (TSE: IMO, NYSE American: IMO) announced today that the Board of Directors, on the recommendation of a special committee of independent directors, has authorized a substantial issuer bid (the “Offer”) pursuant to which the company will offer to purchase for cancellation up to $1,500,000,000 of its common shares (the “Shares”). The company anticipates that the terms and pricing will be determined, and the Offer will commence, during the next two weeks and will be completed before the end of December 2023. All amounts are in Canadian dollars.

Under the proposed issuer bid, which remains subject to obtaining the necessary exemptive relief under applicable securities laws in Canada and the United States, shareholders wishing to accept the Offer will have the opportunity to tender their Shares through a modified Dutch auction or through a proportionate tender which will result in them maintaining their proportionate Share ownership.

Exxon Mobil Corporation (“ExxonMobil”), Imperial’s majority shareholder, has advised Imperial that it intends to make a proportionate tender in connection with the Offer in order to maintain its proportionate Share ownership at approximately 69.6 percent following completion of the Offer.

The Offer referred to in this news release has not yet commenced. This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares. An offer to purchase the Shares will only be made pursuant to Offer documents to be filed with the applicable securities regulators in Canada and the United States, which remains subject to obtaining the necessary exemptive relief under applicable securities laws in Canada and the United States. The Offer will be optional for all shareholders, who will be free to choose whether to participate, how many Shares to tender and, in the case of auction tenders, at what price to tender within the specified range. Any shareholder who does not deposit any Shares (or whose Shares are not repurchased under the Offer) will realize a proportionate increase in its equity interest in Imperial, to the extent that Shares are purchased under the Offer.

Imperial is one of Canada’s largest integrated oil companies. It is active in all phases of the petroleum industry in Canada, including the exploration for, and production and sale of, crude oil and natural gas. In Canada, it is a major producer of crude oil, the largest petroleum refiner and a leading marketer of petroleum products. It is also a major producer of petrochemicals. The company’s operations are conducted in three main segments: Upstream, Downstream and Chemical.

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For further information:

Investor Relations	Media Relations
(587) 962-4401	(587) 476-7010

Source: Imperial
After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.
imperialoil.ca ∙ youtube.com/ImperialOil ∙ twitter.com/ImperialOil ∙ linkedin.com/company/Imperial-Oil ∙ facebook.com/ImperialOilLimited

Cautionary statement: Statements of future events or conditions in this release, including projections, expectations and estimates are forward-looking statements. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, expect, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this release include, but are not limited to, references to the aggregate amount of Shares to be purchased for cancellation under the Offer; the timing for determining the terms and pricing, commencement and expiration; the structure of the bid including a modified Dutch auction procedure and proportionate tender; and ExxonMobil’s intent to make a proportionate tender.

Forward-looking statements are based on the company's current expectations, estimates, projections and assumptions at the time the statements are made. Many factors could cause the company’s expectations regarding the Offer or the company’s actual future financial and operating results, including expectations and assumptions concerning future energy demand, supply and mix; commodity prices and foreign exchange rates; production rates, growth and mix across various assets; production life, resource recoveries and reservoir performance; project plans, timing, costs, technical evaluations and capacities, and the company’s ability to effectively execute on these plans and operate its assets; that the necessary exemptive relief to proceed with the Offer under applicable securities laws in the United States and Canada will be received on the timeline anticipated; ExxonMobil making a proportionate tender in connection with the Offer; and applicable laws and government policies. These factors include, without limitation, global, regional or local changes in supply and demand for oil, natural gas, petroleum and petrochemical products, feedstocks and other market factors, economic conditions or seasonal fluctuations and resulting demand, price, differential and margin impacts transportation for accessing markets; political or regulatory events, including changes in law or government policy, including foreign government action with respect to supply levels and prices; the receipt, in a timely manner, of regulatory and third-party approvals; availability and allocation of capital; unanticipated technical or operational difficulties; operational hazards and risks; availability and performance of third-party service providers; management effectiveness and disaster response preparedness; currency exchange rates; general economic conditions; and other factors discussed in Item 1A risk factors and Item 7 management’s discussion and analysis of financial condition and results of operations of Imperial Oil Limited’s most recent annual report on Form 10-K and subsequent interim reports on Form 10-Q.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Imperial Oil Limited. Imperial’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. Imperial undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.

Source: Imperial
After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.
imperialoil.ca ∙ youtube.com/ImperialOil ∙ twitter.com/ImperialOil ∙ linkedin.com/company/Imperial-Oil ∙ facebook.com/ImperialOilLimited